02046266

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002.

KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover or Form 20-F or Form 40-F:]

Form 20-F ____ Form 40-F X

[Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KINGSWAY FINANCIAL SERVICES INC.

Dated: July 22, 2002

By: W. S. J

W. Shaun Jackson
Executive Vice President and
Chief Financial Officer

KINGSWAY ANNOUNCES APPROVAL OF ONTARIO PRIVATE PASSENGER RATE INCREASES

Toronto, Ontario (July 12, 2002)--Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) today announced that it has obtained approval from the Financial Services Commission of Ontario ('FSCO') to implement increased rates and to eliminate certain rating classes for Private Passenger Automobile Business offered by Kingsway General in Ontario.

"I am pleased to report that we have obtained approval for an overall rate increase as well as the elimination of certain classes of business", said Bill Star, President and Chief Executive Officer. "The implementation of these changes should enable us to return this product to underwriting profitability and to continue to provide availability of this much needed product in the Ontario market. We would like to thank the FSCO for their cooperation and assistance in completing this process in a timely manner."

Under the revised rate filing, certain classes of business are eliminated on July 1, 2002 for new business and for renewal business on August 1, 2002. In addition, approval has been obtained for an average base rate increase of approximately 8.5% across all classes of business which will be effective September 1, 2002 for new business and October 1, 2002 for renewal business. Kingsway General does not currently offer policy terms of greater than six months for this product. In the first quarter of 2002, gross premiums written from this product were $12.6 million, or 3% of the total of the Kingsway Group.

About Kingsway

Kingsway's primary business is the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through nine wholly-owned subsidiaries in Canada and the U.S. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Kingsway Financial, Kingsway General, York Fire, Jevco and Kingsway Reinsurance (Bermuda) are all rated "A" Excellent by A.M. Best. The Company's senior debt is rated 'BBB' (investment grade) by Standard and Poor's and Dominion Bond Rating Service. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888
Fax: (905) 629-5008